Filedby FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FSSL

Proxy is complete

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. New FS Specialty Lending Fund has filed with the Securities and Exchange Commission (SEC) a registration statement on Form N-14 (File No. 333-286859) that includes a proxy statement/prospectus and may file other proxy materials in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. The definitive proxy statement/prospectus has been mailed to shareholders of the Fund. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC's website at www.sec.gov or at www.fsproxy.com. Information about participants in the solicitation of proxies from shareholders is contained in the proxy statement/prospectus.